MAWSON INFRASTRUCTURE GROUP INC.

Level 5, 97 Pacific Highway

North Sydney NSW 2060

Australia

August 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mawson Infrastructure Group Inc.
Registration Statement on Form S-3
File No. 333-258299

Ladies and Gentlemen:

Mawson Infrastructure Group Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Monday August 9, 2021, or as soon thereafter as practicable.

Very truly yours,

MAWSON INFRASTRUCTURE GROUP INC

By:	/s/ James Manning
James Manning
Chief Executive Officer